Exhibit 99.1

Corporación América Airports S.A. Reports April 2023 Passenger Traffic

Total passenger traffic up 29.8% YoY reaching 95% of pre-pandemic levels, with Armenia and Ecuador above April 2019 levels and Argentina and Italy at 98%; Aircraft movements above April 2019

LUXEMBOURG--(BUSINESS WIRE)--May 16, 2023--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world, reported today a 29.8% YoY increase in passenger traffic in April 2023, reaching 95.4% of April 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2022)
Statistics	Apr'23	Apr'22	% Var.	YTD’23	YTD'22	% Var.
Domestic Passengers (thousands)	3,608	2,953	22.2%	14,132	11,428	23.7%
International Passengers (thousands)	2,262	1,587	42.5%	8,398	5,125	63.9%
Transit Passengers (thousands)	485	354	37.1%	2,322	1,817	27.8%
Total Passengers (thousands)	6,354	4,894	29.8%	24,853	18,369	35.3%
Cargo Volume (thousand tons)	29.9	29.7	0.8%	115.1	110.7	4.0%
Total Aircraft Movements (thousands)	69.3	58.7	18.2%	269.1	215.0	25.2%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2019)
Statistics	Apr'23	Apr'19	% Var.	YTD’23	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	3,608	3,734	-3.4%	14,132	15,279	-7.5%
International Passengers (thousands)	2,262	2,306	-1.9%	8,398	9,060	-7.3%
Transit Passengers (thousands)	485	622	-22.0%	2,322	2,894	-19.8%
Total Passengers (thousands)	6,354	6,661	-4.6%	24,853	27,233	-8.7%
Cargo Volume (thousand tons)	29.9	37.2	-19.5%	115.1	142.3	-19.1%
Total Aircraft Movements (thousands)	69.3	68.5	1.2%	269.1	281.2	-4.3%

(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 29.8% compared to the same month of 2022, supported by the ongoing recovery in travel demand after the Covid-19 pandemic and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic reached 95.4% of April 2019 levels, up from 91.7% posted in March, with international and domestic passenger traffic reaching 98.1% and 96.6% of April 2019 levels, respectively.

In Argentina, total passenger traffic continued to recover increasing 30.1% YoY to 97.8% of April 2019 volumes, up from 93.0% in March. International passenger traffic reached 80.6% of pre-pandemic levels, above the 78.8% recorded in March, while domestic passenger traffic surpassed April 2019 pre-pandemic levels by 7.3%. On April 14, the Company inaugurated a state of the art new departures terminal at Ezeiza Airport, with capacity to serve up to 30 million passengers per year.

In Italy, passenger traffic grew 25.6% versus the same month of 2022. When compared to pre-pandemic levels, total traffic stood at 98.1% of April 2019, up from 91.8% in March. International passenger traffic, which accounted for 80% of total traffic, reached 98.9% of April 2019 levels, up from 96.3% in March.

In Brazil, total passenger traffic increased 22.3% YoY, and reached 89.3% of April 2019 volumes, up from 88.8% in March. Domestic traffic, which accounted for two thirds of total traffic, stood at 95.9% of pre-pandemic levels whereas transit passengers reached 76.9% of April 2019 levels.

In Uruguay, total passenger traffic, which is largely international, increased 42.7% YoY and reached 90.6% of April 2019 levels, up from 86.2% in March, recovering from weaker-than-expected seasonal tourism in Punta del Este.

In Ecuador, passenger traffic increased 16.8% YoY and surpassed pre-pandemic volumes by 11.2%. Both domestic and international passenger traffic exceeded pre-pandemic levels by 16.3% and 6.2%, respectively.

In Armenia, passenger traffic surpassed pre-pandemic levels for the twelfth consecutive month, at 187.0% of April 2019 figures. On a YoY basis, passenger traffic increased 93.9%.

Cargo Volume and Aircraft Movements

Cargo volume increased 0.8% YoY to 80.5% of April 2019 levels, or 81.4% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia and Uruguay were above pre-pandemic levels, whereas Ecuador stood at 86.8%, Argentina at 80.8%, Italy at 78.2%, and Brazil at 54.5%. Over 70% of cargo volume originated in Argentina, Ecuador and Uruguay.

Aircraft movements increased 18.2% YoY and exceeded pre-pandemic levels by 1.2%, or by 4.9% when adjusting for the discontinuation of operations in Peru. Armenia, Uruguay, Argentina and Brazil, which together accounted for more than 80% of aircraft movements, exceeded April 2019 pre-pandemic levels, whereas Italy and Ecuador stood at 98.3% and 97.0%, respectively.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2022)

	Apr'23	Apr'22	% Var.	YTD'23	YTD'22	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,315	2,549	30.1%	13,584	9,613	41.3%
Italy	722	575	25.6%	2,018	1,377	46.5%
Brazil	1,316	1,076	22.3%	5,566	4,918	13.2%
Uruguay	159	111	42.7%	656	434	50.9%
Ecuador	436	374	16.8%	1,578	1,246	26.7%
Armenia	406	209	93.9%	1,451	780	86.0%
TOTAL	6,354	4,894	29.8%	24,853	18,369	35.3%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	15,218	16,815	-9.5%	58,840	59,948	-1.8%
Italy	1,004	1,093	-8.1%	4,366	5,002	-12.7%
Brazil	4,705	4,355	8.0%	20,751	18,314	13.3%
Uruguay(2)	3,586	3,225	11.2%	10,567	10,248	3.1%
Ecuador	2,878	2,819	2.1%	10,793	12,062	-10.5%
Armenia	2,547	1,401	81.8%	9,786	5,090	92.3%
TOTAL	29,939	29,709	0.8%	115,103	110,665	4.0%
Aircraft Movements
Argentina	36,910	30,935	19.3%	147,265	113,041	30.3%
Italy	6,745	5,721	17.9%	19,265	15,792	22.0%
Brazil	12,752	10,538	21.0%	51,462	44,221	16.4%
Uruguay	2,803	2,319	20.9%	11,984	9,919	20.8%
Ecuador	6,632	6,856	-3.3%	26,284	24,620	6.8%
Armenia	3,469	2,286	51.7%	12,885	7,437	73.3%
TOTAL	69,311	58,655	18.2%	269,145	215,030	25.2%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2019)

	Apr'23	Apr'19	% Var.	YTD'23	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,315	3,391	-2.2%	13,584	14,494	-6.3%
Italy	722	736	-1.9%	2,018	2,156	-6.4%
Brazil	1,316	1,474	-10.7%	5,566	6,443	-13.6%
Uruguay	159	176	-9.4%	656	818	-19.9%
Ecuador	436	392	11.2%	1,578	1,497	5.4%
Armenia	406	217	87.0%	1,451	796	82.4%
Peru		275	-	-	1,028	-
TOTAL	6,354	6,661	-4.6%	24,853	27,233	-8.7%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	15,218	18,825	-19.2%	58,840	74,881	-21.4%
Italy	1,004	1,285	-21.8%	4,366	4,365	0.0%
Brazil	4,705	8,639	-45.5%	20,751	32,163	-35.5%
Uruguay(2)	3,586	3,015	18.9%	10,567	9,394	12.5%
Ecuador	2,878	3,316	-13.2%	10,793	14,629	-26.2%
Armenia	2,547	1,704	49.5%	9,786	5,262	86.0%
Peru	-	389	-	-	1,579	-
TOTAL	29,939	37,172	-19.5%	115,103	142,274	-19.1%
Aircraft Movements
Argentina	36,910	35,553	3.8%	147,265	151,443	-2.8%
Italy	6,745	6,864	-1.7%	19,265	21,016	-8.3%
Brazil	12,752	12,714	0.3%	51,462	53,465	-3.7%
Uruguay	2,803	2,375	18.0%	11,984	11,712	2.3%
Ecuador	6,632	6,834	-3.0%	26,284	27,470	-4.3%
Armenia	3,469	1,744	98.9%	12,885	7,070	82.2%
Peru	-	2,383	-	-	9,029	-
TOTAL	69,311	68,467	1.2%	269,145	281,205	-4.3%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716